FUSE SCIENCE, INC.

6135 NW 167TH STREET., #E-21

MIAMI, FL 33015

February 4, 2014

Via EDGAR

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Mr. Jeffrey P. Riedler, Assistant Director
Mr. Austin Stephenson
Mr. Bryan Pitko

Re:	Fuse Science, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed on January 24, 2014

File No. 000-22991

Gentlemen:

In response to the Staff’s January 31, 2014 Comment Letter, the Company hereby files an amendment to its Preliminary Proxy Statement on Schedule 14A responding to the Staff’s comments as follows:

Comment 1:	We note your disclosure that shares of your common stock available for issuance will increase following the amendment to your articles of incorporation and following the reverse stock split. Please expand your disclosure as to both proposals to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the amendment and the reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosure as to both proposals to so state.

Response:	The requested disclosure has been added to the beginning of the fifth paragraph on page 4, and as an additional paragraph under the subsection entitled “Effect of the Reverse Stock Split” at page 7.

The Company acknowledging that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Response to SEC Comment Letter

February 4, 2014

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, kindly contact our counsel, Dale Bergman, at (305) 358-5100 or the undersigned at (954) 552-0245.

Very Truly Yours,

FUSE SCIENCE, INC.

By:	/s/ Brian Tuffin
Brian Tuffin
Chief Executive Officer